March 10, 2005

Via EDGAR and Overnight Mail

Ms. Celeste M. Murphy
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Fair Isaac Corporation
Schedule TO-I filed on February 25, 2005
File No. 005-39117

Dear Ms. Murphy:

     On behalf of Fair Isaac Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter, dated March 9, 2005, relating to the Company’s offer to exchange (the “Exchange Offer”) up to $400,000,000 principal amount of its 1.5% Senior Convertible Notes, Series B due August 15, 2023 (the “New Notes”) for any or all of the Company’s outstanding 1.5% Senior Convertible Notes due August 15, 2023 (the “Outstanding Notes”), the Schedule TO-I, filed on February 25, 2005 (File No. 005-39117) (the “Schedule TO”), and the Offering Circular, dated February 25, 2005 (the “Offering Circular”), filed as Exhibit (a)(1)(A) to the Schedule TO, relating to the Exchange Offer.

     The supplemental information set forth herein has been supplied by the Company for use herein. Set forth below in italicized, bold type are the Staff’s comments followed by the Company’s responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter. In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to page numbers in the Offering Circular, included as Exhibit (a)(1)(A) to Amendment No. 1 to the Schedule TO. We intend that capitalized terms used herein without definition shall have the meanings expressed in the Offering Circular. In response to the Staff’s comments, the Company is concurrently filing, via EDGAR, Amendment No. 1 to the Schedule TO and the revised Offering Circular. Courtesy copies of Amendment No. 1 to the Schedule TO and the Offering Circular (marked

Ms. Celeste M. Murphy
U.S. Securities and Exchange Commission
March 10, 2005

to show changes made to each of those documents as filed on February 25, 2005) are also being provided via overnight mail.

Schedule TO-I — Revise to “Exhibit (a)(1)(A) — Offering Circular”

Cover Page, page i

1.	Obviously, the statement in the last paragraph on page i that “the SEC is not reviewing or commenting on this offering circular and the documents used in the exchange offer” is incorrect. Please delete.

Response:

The Company has revised the disclosure to delete the statement in the last paragraph on page i of the Offering Circular that “the SEC is not reviewing or commenting on this offering circular and the documents used in the exchange offer.”

Comment:

2.	See comment 1 above. If you choose to revise the quoted language to indicate that your offering circular was the subject of SEC comments, please ensure that your revised disclosure does not imply that we have approved or otherwise “cleared” your offer materials.

Response:

The Company notes the Staff’s comment and directs the Staff’s attention to its response in Comment 1.

Comment:

Where You Can Find More Information, page iii

3.	Please delete the statement on page iii that Fair Isaac’s periodic reports may be inspected and copied at the SEC’s New York Regional Office. Please note that our regional offices no longer provide such public reference services.

Ms. Celeste M. Murphy
U.S. Securities and Exchange Commission
March 10, 2005

Response:

The Company has revised the disclosure on page iii of the Offering Circular to clarify that Fair Isaac’s periodic reports may be inspected and copied only at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.

Comment:

4.	Schedule TO does not permit such “forward” incorporation of filings not yet made with the SEC. Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Response:

The Company has revised the disclosure in the last paragraph on page iii of the Offering Circular to delete the statement pertaining to the “forward” incorporation of filings not yet made with the Commission.

Comment:

Forward-Looking Statements, page iv

5.	The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term “forward-looking statements” within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference.

Response:

The Company has revised the disclosure on page iv of the Offering Circular to delete the statement that the term “forward-looking statements” is used as defined within the meaning of the Securities Act and the Exchange Act.

Ms. Celeste M. Murphy
U.S. Securities and Exchange Commission
March 10, 2005

Comment:

6.	In this section, you disclaim any obligation to update any forward-looking statements made in the offering circular or in periodic reports you have incorporated by reference. This disclaimer is inconsistent with your amendment obligation under Rule 13e-4(c)(3). Please revise.

Response:

The Company has revised the disclosure to delete the statement disclaiming any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Comment:

Selected Consolidated Financial Data, page 14

7.	We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended September 30, 2004, your quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2004, and your current report on Form 8-K filed on February 25, 2005. Please make an express statement that the financial statements are incorporated by reference and clearly identify the information incorporated by reference by page, paragraph, caption, or otherwise, as required by Instruction 3 to Item 10 of Schedule TO.

Response:

The Company has revised Item 10 of the Schedule TO to include an express statement that the financial statements are incorporated by reference and clearly identify the information incorporated by reference by page, paragraph, caption, or otherwise.

Comment:

8.	Where financial statements are material in the context of an offer or where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of

Ms. Celeste M. Murphy
U.S. Securities and Exchange Commission
March 10, 2005

Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001). We note your section entitled “Selected Consolidated Financial Data.” It appears that you are missing several item requirements of Item 1010(c) of Regulation M-A, including, but not limited to, current assets, noncurrent assets, current liabilities, gross profit, and income or loss from continuing operations as required by Item 1010(c)(l) and income per common share from continuing operations per Item 1010(c)(2). Please revise to include all of the items required in the summary financial statements.

Response:

The Company has revised the section titled “Selected Consolidated Financial Data” to include all of the applicable items in the summary financial statements.

Comment:

The Exchange Offer page 31 Conditions to the Exchange Offer, page 32

9.	In the first paragraph, you state that you may decide to terminate the exchange offer if one of the listed offer conditions “fails” and you make the secondary determination that it is “inadvisable to proceed with the offer...” If a listed offer condition is implicated by events that occur during the exchange offer such that the offer condition is deemed to be “triggered” and may be asserted, the purchasers must disclose that they have made a decision to either waive the offer condition in order to properly continue the offer or assert the condition and terminate the offer. You may not tacitly waive the offer condition by failing to assert it. As you are aware, waiver of a material offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.

Response:

The Company supplementally confirms to the Staff its understanding that it may not tacitly waive an offer condition by failing to assert it and that waiver

Ms. Celeste M. Murphy
U.S. Securities and Exchange Commission
March 10, 2005

of a material offer condition may require an extension of the offer and/or dissemination of additional offering material.

     Pursuant to the “Closing Comment” on page 3 of the Staff’s comment letter, the Company supplementally advises the Staff that it will provide the Commission with a statement, in writing, acknowledging that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Kathleen D. Rothman or me at (650) 493-9300.

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ John A. Fore

John A. Fore

cc:	Andrea M. Fike
William H. Rice
Kathleen D. Rothman